Filing pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934
Filer: Boise Cascade Corporation
Subject Company: OfficeMax, Inc.
Filing: Registration Statement on Form S-4 (Registration No. 333-107588)
Acquisition UPDATE
Issue No. 3 September 10, 2003

Balkins, Carlile Take on New Roles as Part of Integration Effort

Jim Balkins and Tom Carlile are taking on new roles as part of Boise's acquisition of OfficeMax.

Balkins, division senior vice president, Boise Office Solutions, is leading the integration planning and coordination function. He continues to report to Chris Milliken, division president and CEO of Boise Office Solutions, and to a joint committee of Boise and OfficeMax officers operating as the Integration Steering Committee.

Members of the Steering Committee representing Boise are CEO George Harad, Milliken, Senior Vice President and Chief Financial Officer Ted Crumley, and Senior Vice President Human Resources and General Counsel John Holleran. Members of the committee representing OfficeMax are CEO Michael Feuer, President and COO Gary Peterson, and Executive Vice President and General Counsel Ross Pollock.

Carlile, vice president, control, procurement, and information services for Boise, is serving as interim chief financial officer for Boise Office Solutions. He is providing financial and information systems leadership and reports to Milliken. Tom Jaszka, division vice president and controller, and Gary Massel, division vice president and chief information officer, are reporting to Carlile.

Boise has initiated a search for a chief financial officer who will have responsibility for financial and information technology functions for Boise Office Solutions after the acquisition is completed.

During Carlile's service with Boise Office Solutions, his areas of responsibility in Boise will report to Crumley, with assistance from Carlile. Carlile continues to be responsible for implementing and monitoring Boise's compliance with Sarbanes-Oxley and for reporting the company's accounting and control status to the Audit Committee of the Board of Directors.

Antitrust Waiting Period Expires

The 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to Boise's previously announced plan to acquire OfficeMax expired at midnight on August 29, 2003.

The expiration of the Hart-Scott-Rodino waiting period is one of the conditions to closing contained in the merger agreement between the two companies.

SEC Promotes Disclosure of Important Information

Mergers and acquisitions aren't completed overnight. The companies involved in such transactions must follow a specific process for submitting important information to regulators and allowing shareholders the opportunity to vote on the transaction.

One of the regulatory agencies to which Boise submits information regarding our acquisition of OfficeMax is the Securities and Exchange Commission, or SEC. For instance, Boise filed a preliminary joint proxy statement/prospectus with the SEC on August 1, 2003. This filing, which is over 150 pages long, contains important details about the transaction and the two companies involved.

After the SEC declares the filing effective, a definitive joint proxy statement/prospectus will be mailed to shareholders of both Boise and OfficeMax. OfficeMax shareholders will also receive a form on which they can elect to receive stock or cash for their shares.

Because the SEC plays such an essential regulatory role in this transaction, we thought you'd like to know more about the agency and its role in mergers and acquisitions. So we combed the SEC website (www.sec.gov) for details.

SEC Established in 1934

Congress established the SEC in 1934 in the wake of the 1929 stock market crash to enforce newly passed securities laws, to promote stability in the markets, and to protect investors.

Generally, the SEC regulates anything related to the securities markets. This includes stock exchanges, broker-dealers, investment advisors, mutual funds, and public utility holding companies. The SEC is concerned primarily with promoting disclosure of important information, enforcing the securities laws, and protecting investors who interact with these various organizations and individuals.

The laws and rules that govern the securities industry in the United States derive from a simple and straightforward concept: all investors, whether large institutions or private individuals, should have access to certain basic facts about an investment prior to buying it. To achieve this, the SEC requires public companies—such as Boise and OfficeMax—to disclose meaningful financial and other information to the public, which provides a common pool of knowledge for all investors to use to judge for themselves if a company's securities are a good investment.

Glossary

Prospectus

A written offer to sell securities. If this is the company's first offering of securities, the prospectus outlines the plan of the proposed business. If an established company is selling securities, the prospectus sets forth facts about the company so the investor can make an informed purchase decision.

Proxy

The written power of attorney given by a shareholder of the corporation authorizing someone else to vote on the shareholder's behalf. The use of proxies allows shareholders to vote without actually having to attend the shareholder meeting.

Proxy Statement

Contains the information the SEC requires the company to provide to a shareholder before the company can solicit the shareholder's proxy.

Organization of the SEC

The SEC is comprised of five commissioners appointed by the president, four divisions and 18 offices. Headquartered in Washington, D.C., the SEC has 11 regional and district offices throughout the country.

The commissioners:

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  Interpret federal securities laws;

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  Amend existing rules;

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  Propose new rules to address changing market conditions; and/or

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  Enforce rules and laws.

Division of Corporation Finance

The SEC's Division of Corporation Finance oversees corporate disclosure of important information to the investing public. Corporations such as Boise and OfficeMax are required to comply with regulations pertaining to disclosure that must be made when stock is initially sold and then on a continuing and periodic basis.

The Division of Corporation Finance reviews documents that publicly held companies are required to file with the Commission. The documents include:

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  Registration statements for newly offered securities;

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  Annual and quarterly filings (Forms 10-K and 10-Q);

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  Proxy materials sent to shareholders before an annual meeting;

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  Documents concerning tender offers (a tender offer is an offer to buy a large number of shares of a corporation, usually at a premium above the current market price); and

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  Filings related to mergers and acquisitions.

These documents disclose information about the companies' financial condition and business practices to help investors make informed investment decisions. Through the division's review process, the staff checks to see if publicly held companies are meeting their disclosure requirements and seeks to improve the quality of the disclosure.

To meet the SEC's requirements for disclosure, a company issuing securities or whose securities are publicly traded must make available all information, whether it is positive or negative, that might be relevant to an investor's decision to buy, sell, or hold the security.

Corporation Finance provides administrative interpretations of the Securities Act of 1933, the Securities Exchange Act of 1934, and the Trust Indenture Act of 1939, and recommends regulations to implement these statutes. The division helps monitor the activities of the accounting profession, particularly the Financial Accounting Standards Board (FASB), that result in the formulation of generally accepted accounting principles (GAAP).

The division's staff provides guidance and counseling to registrants, prospective registrants, and the public to help them comply with the law. For example, a company might ask whether the offering of a particular security requires registration with the SEC. Corporation Finance would share its interpretation of the relevant securities regulations with the company and give it advice on compliance with the appropriate disclosure requirement.

Learn More About the SEC

One of the SEC's primary goals is to educate the public. The SEC webpage at http://www.sec.gov/investor.shtml provides a wealth of information and services to address the problems you may face as an investor and questions you may have about a company.

For instance, the Online Publications link provides information on everything from arbitration to day trading to mutual funds and more. You can also check out information on brokers and advisers, read investor alerts, get fast answers to your questions, or even file a complaint electronically.

Answering Your Questions—An Ongoing Process

When Boise announced its intentions to acquire OfficeMax, we placed a "drop box" on the home page of BoiseNet so you could ask questions. Our goal remains to answer the questions and publish those answers on BoiseNet regularly.

As of September 4, we've received 95 questions. However, we've been unable to answer some of these questions for several reasons:

1.
Questions relating to operations cannot be answered until after closing.

2.
There are many details about future operations that haven't been decided yet.

3.
While many of you have asked about strategic alternatives, there are no answers yet.

If you have questions, please continue to submit them to the drop box. Questions that cannot be answered are kept and will be handled as soon as possible. And check BoiseNet often to see if an update has been posted. Perhaps one of your questions has already been answered.

Acquisition Documents Available Electronically

The U.S. Securities and Exchange Commission requires all companies, foreign and domestic, to file registration statements, periodic reports, and other forms electronically.

Companies do this through EDGAR, the Electronic Data Gathering, Analysis, and Retrieval system.

Boise is filing documents relating to our acquisition of OfficeMax using EDGAR.

Anyone can access and download EDGAR information for free. On the SEC website, you'll find links to a complete list of filings available through EDGAR and instructions for searching the EDGAR database. If you are interested in searching EDGAR for filings related to Boise's acquisition of OfficeMax, start by going to this webpage on the SEC website: http://www.sec.gov/ edgar.shtml.

All of Boise's SEC fillings relative the OfficeMax transaction are also posted the day they are filed on our company website (www.bc.com) under Investor Relations, SEC Filings.

Acquisition Update

Ralph Poore, Editor
Corporate Communications
P.O. Box 50
Boise, ID 83728-0001
Phone: 208 384 7294
Fax: 208 384 7224
E-mail: RalphPoore@BC.com

Additional Information About This Transaction

Boise filed a preliminary joint proxy statement/prospectus and other documents regarding this transaction with the Securities and Exchange Commission on August 1, 2003. Boise and OfficeMax will continue to file documents with the SEC regarding this transaction, including one or more amendments to the joint proxy statement/prospectus. Boise and OfficeMax will mail the definitive joint proxy statement/prospectus to their respective security holders. These documents contain important information about this transaction, and we urge you to read them carefully as they become available.

You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Boise on the Internet at www.bc.com under the "Investor Relations" section; by contacting Boise's Corporate Communications Department by mail at 1111 West Jefferson Street, P.O. Box 50, Boise, Idaho 83728-0001; by phone at (208) 384-7990; by e-mail to investor@bc.com; or by contacting Michael Weisbarth at OfficeMax at (216) 471-6698.

Participants in This Transaction

Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction is included in the joint proxy statement/prospectus. You can find additional information about Boise's executive officers and directors in Boise's proxy statement (DEF14A) filed with the SEC on March 10, 2003. You can find additional information about OfficeMax's officers and directors in their proxy statement (DEF14A) filed with the SEC on May 1, 2003. You can obtain free copies of these documents from the SEC, Boise, or OfficeMax using the contact information above.